ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Kathleen M. Nichols
October 6, 2021	T +1 617 854 2418
kathleen.nichols@ropesgray.com

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Karen Rosotto, Division of Investment Management

Re:	Impact Shares Trust I (the “Trust”)

Post-Effective Amendment No. 19 to the Registration statement on Form N-1A

File Nos. 811-23312 and 333-221764

Dear Ms. Rosotto:

This letter is being filed to respond to the comments provided telephonically by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) on September 21, 2021 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 19 to its registration statement. PEA No. 19 was filed pursuant to Rule 485(a) under the Securities Act of 1933 (the “Securities Act”) on Form N-1A on August 3, 2021 and was designated to become effective on 75 days after filing. PEA No. 19 was filed with respect to Impact Shares MSCI Global Climate Select ETF (the “Fund”), a series of the Trust. The Trust intends to file a future PEA pursuant to Rule 485(b) (the “New Amendment”) to (i) reflect the revisions discussed herein in response to your comments; (ii) make certain non-material changes as appropriate; and (iii) file exhibits to the registration statement.

1.	Comment: The Staff requests that the Trust provide a copy of the white paper for the MSCI ACWI Climate Pathway Select Index (the “Index”), as well as a model portfolio.

Response: Attached to this letter please find the index methodology and a sample portfolio for the Index.

2.	Comment: The Staff requests that the Trust disclose, as a footnote to the Fund’s fee table, any recoupment permitted under the expense limitation agreement for the Fund.

Response: The Trust confirms that the expense limitation agreement does not permit recoupment and therefore no additional footnote is warranted.

3.

Comment: The Staff requests that the Trust confirm that the Fund’s expense limitation agreement will remain in place for at least one year from the effective date of the Trust’s registration statement with respect to the Fund.

Response: The Trust confirms that the expense limitation agreement will remain in place for at least one year from the effective date of the Trust’s registration statement with respect to the Fund.

4.

Comment: As the Fund is permitted to invest in “other investment companies, including other exchange-traded funds,” please disclose in the Fund’s fee table amounts attributable to “Acquired Fund Fees and Expenses” (as such term is used in Form N-1A) if such amounts are expected to be greater than one basis point.

Response: The Trust confirms that amounts attributable to Acquired Fund Fees and Expenses are expected to be less than one basis point and therefore no changes are required to the Fund’s fee table.

5.

Comment: The Staff requests that the Trust clarify its disclosure regarding whether the Fund’s use of derivatives will be applied to the Fund’s 20% basket or the Fund’s 80% basket (as such terms are used in the principal investment strategies section of the Fund’s prospectus). Further, the Staff requests that, if the Fund’s use of derivatives will be applied to the Fund’s 80% basket, the Trust confirm that any such derivatives will be valued at notional value with respect to the Fund’s 80% test.

Response: The Trust confirms that the Fund’s use of derivatives will be applied to its 20% basket and has revised the disclosure as marked below.

The Fund may use the 20% basket to invest in securities issued by other investment companies, including other exchange-traded funds. The Fund also may invest in warrants and may also use derivatives, primarily swaps (including equity, variance and volatility swaps), options and futures contracts on securities, interest rates and/or currencies, within the 20% basket to help track the Underlying Index and as substitutes for direct investments. The Fund may also use derivatives such as swaps, options (including options on futures), futures, and foreign currency transactions (e.g., foreign currency swaps, futures and forwards) within the 20% basket to hedge various investments for risk management and speculative purposes. In addition, the Fund’s 20% basket may be invested in cash and cash equivalents.

In addition, the Fund intends to value derivative instruments for purposes of a Fund’s 80% policy in a manner consistent with Rule 35d-1. Although the Funds do not presently intend to use the notional values of derivatives for purposes of its 80% policy, the Fund reserves the right to do so in the future in appropriate circumstances. For example, if a derivative creates an investment exposure to an issuer in an amount equal to the mark-to-market value of the derivative, the Fund would typically expect to use that value for purposes of the 80% test. On the other hand, if the derivative creates an exposure equivalent to a cash investment in the underlying issuer equal to the derivative’s notional amount, the Fund might use that amount for purposes of the 80% policy.

6.

Comment: The Staff requests that the Trust order the Fund’s principal risks to prioritize those that are most likely to adversely affect the Fund’s performance. The Staff notes that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. See ADI 2019-08 Improving Principal Risk Disclosure.

Response: The Trust believes that its current risk disclosure, including the alphabetical ordering of the list of the Fund’s principal risks, is appropriate and consistent with Item 4 of Form N-1A, which requires that a fund summarize, based on disclosure in Item 9, the principal risks of investing in the fund, including the risks to which the fund’s portfolio “as a whole” is subject. Form N-1A does not contemplate any particular ordering of the risks summarized in Item 4. Additionally, the Trust believes that rank-ordering risks as the Staff suggests could create the risk that investors would mistakenly minimize or ignore risks that appear at the end or near the end of such a rank-ordered list of risks and is concerned that such a circumstance could cause an investor not to appreciate fully all of the principal risks to which the Fund’s portfolio as a whole is subject.

The Trust does note, however, that in the preamble to the principal risk section of the Fund’s prospectus highlights certain risks that are that may adversely affect the Fund’s performance as follows:

An investment in the Fund involves risks, including, foreign securities risk, emerging markets risk, equity investing risk and index performance risk, among others.

7.	Comment: Please revise the risk titled “Derivatives Risk” to reflect that the Securities and Exchange Commission has adopted Rule 18f-3 under the Investment Company Act of 1940.

Response: The Trust has revised the disclosure as marked below.

Derivatives Risk. Derivatives Risk is a combination of several risks, including the risks that: (1) an investment in a derivative instrument may not correlate well with the performance of the securities or asset class to which the Fund seeks exposure, (2) derivative contracts, including options, may expire worthless and the use of derivatives may result in losses to the Fund, (3) a derivative instrument entailing leverage may result in a loss greater than the principal amount invested, (4) derivatives not traded on an exchange may be subject to credit risk, for example, if the counterparty does not meet its obligations (see also “Counterparty Risk”), and (5) derivatives not traded on an exchange may be subject to liquidity risk and the related risk that the instrument is difficult or impossible to value accurately. As a general matter, when the Fund establishes certain derivative instrument positions, such as certain futures and options contract positions, it will segregate liquid assets (such as cash, U.S. Treasury bonds or commercial paper) equivalent to the Fund’s outstanding obligations under the contract or in connection with the position. The U.S. government has enacted legislation that provides for new regulation of the derivatives market, including clearing, margin, reporting, and registration requirements. The European Union and countries outside of the European Union have implemented similar requirements that affect the Fund when it enters into a derivatives transaction with a counterparty organized in that country or otherwise subject to that country’s derivatives regulations. Because these requirements are new and evolving (and some of the rules are not yet final), their ultimate impact remains unclear. Central clearing is expected to reduce counterparty risk and increase liquidity, however, there is no assurance that it will achieve that result, and in the meantime, central clearing and related requirements expose the Fund to new kinds of costs and risks. ~~In addition, the SEC recently proposed a rule under the 1940 Act regulating the use by registered investment companies of derivatives and many related instruments. That rule, if adopted as proposed, would, among other things, restrict the Fund’s ability to engage in derivatives transactions or so increase the cost of derivatives transactions that the Fund would be unable to implement their respective investment strategies.~~

8.	Comment: The Staff requests that the Trust include risk disclosure that addresses the risks and limitations associated with investing in an ESG related index fund.

Response: The Trust has added the following disclosure.

ESG Index Risk. The index provider uses environmental, social and governance (ESG) related ratings and research to construct the Index. These ESG related ratings and research may exclude securities of certain companies from the Index for non-financial reasons and as a result, the Fund may forgo market opportunities available to other index funds that do not seek to track the performance of an ESG related index. In evaluating a company, the index provider is often dependent upon information and data obtained through voluntary or third-party reporting that, where available, may be incomplete or inaccurate, which could cause the index provider to incorrectly assess a company’s ESG risks and opportunities. In addition, there is a risk that the companies included in the Index will not meet their climate objectives.

9.

Comment: The Staff noted that the Fund has an investment strategy to track an index with significant exposure to non-U.S. companies in emerging and frontier markets. Please provide disclosure with respect to the following risks (and any related risks) associated with this investment strategy, or explain to us why such disclosure would not be appropriate: (i) The potential for errors in index data, index computation and/or index construction if information on non-U.S. companies is unreliable or outdated, or if less information about the non-U.S. companies is publicly available due to differences in regulatory, accounting, auditing and financial recordkeeping standards; (ii) the potential significance of such errors on the fund’s performance; (iii) limitations on the fund adviser’s ability to oversee the index provider’s due diligence process over index data prior to its use in index computation, construction, and/or rebalancing; and (iv) the rights and remedies associated with investments in a fund that tracks an index comprised of foreign securities may be different than a fund that tracks an index of domestic securities.

Response: The Trust has revised the following risks as marked:

Emerging Markets Risk. Investing in issuers located in or tied economically to emerging markets is subject to the same risks as foreign market investments, generally to a greater extent. The Fund will be subject to these risks to an even greater extent, to the extent the Fund invests in issuers exposed to countries defined as “low income” or “lower middle income” by the World Bank or as a “Least Developed Country” by the United Nations. These countries typically confront severe structural impediments to sustainable development and are highly vulnerable to economic and environmental shocks and have low levels of human assets. Emerging markets may have additional risks including greater fluctuations in market values and currency exchange rates; increased risk of default; greater social, economic, and political uncertainty and instability; increased risk of nationalization, expropriation, or other confiscation of assets of issuers to which the Fund may be exposed; increased risk of embargoes or economic sanctions on a country, sector, or issuer; greater governmental involvement in the economy; less governmental supervision and regulation of the securities markets and participants in those markets; controls on non-U.S. investment, capital controls and limitations on repatriation of invested capital, dividends, interest, and other income, and on the Fund’s ability to exchange local currencies for U.S. dollars; lower levels of liquidity; inability to purchase and sell investments or otherwise settle security or derivative transactions; greater risk of issues with share registration and safe custody; unavailability of currency hedging techniques; differences in, or lack of, auditing and financial reporting standards and resulting unavailability of material information about issuers; slower clearance and longer settlement; and difficulties in obtaining and/or enforcing legal judgments. Additionally, a foreign issuer is not generally subject to uniform accounting, auditing and financial reporting standards and practices comparable to those in the United States. The Public Company Accounting Oversight Board, which regulates auditors of U.S. public companies, is unable to inspect audit work papers in certain foreign countries. Because the Index has exposure to emerging markets, the risk of errors in index data, index computation and/or index construction if information regarding emerging markets companies is unreliable or outdated, or if less information about the non-U.S. companies is publicly available due to differences in regulatory, accounting, auditing and financial recordkeeping standards is higher than the risk of such errors for indexes consisting solely of U.S. companies. Such errors may have a negative effect on the Fund’s performance. Investors in foreign countries often have limited rights and few practical remedies to pursue shareholder claims, including class actions or fraud claims, and the ability of the U.S. Securities and Exchange Commission, the U.S. Department of Justice and other authorities to bring and enforce actions against foreign issuers or foreign persons is limited. Therefore, the rights and remedies indirectly available through a fund that tracks an index comprised of foreign securities may be different than those available indirectly through a fund that tracks an index of domestic securities.

Index Performance Risk. The Fund seeks to track an index maintained by a third-party provider unaffiliated with the Fund or the Adviser. Therefore, the Adviser’s ability to oversee the index provider’s due diligence process over index data prior to its use in index computation, construction, and/or rebalancing, if any, will be limited. There can be no guarantee or assurance that the methodology used by the third-party provider to create the index will result in the Fund achieving high, or even positive, returns. Further, there can be no guarantee that the methodology underlying the index or the daily calculation of the index will be free from error. It is also possible that the value of the index may be subject to intentional manipulation by third-party market participants. The particular index used by the Fund may underperform other asset classes and may underperform other similar indices. Each of these factors could have a negative impact on the performance of the Fund.

10.

Comment: Under “DESCRIPTION OF UNDERLYING INDEX,” the Staff requests that the sentence stating “[a]dditional information about the methodology can be found at the Index Provider’s website at www.msci.com, the contents of which are not incorporated by reference in this prospectus” be removed and disclosure be added that describes the material features and construction parameters of the index in sufficient detail to inform investors of the types of investment exposures they’re taking on.

Response: The Trust will remove the referenced sentence. The Trust respectfully declines to make additional disclosure changes except as noted in response to Comment 11 below, as it believes the current disclosure adequately describes the construction of the Index.

11.

Comment: Under “DESCRIPTION OF UNDERLYING INDEX,” the Staff requests that the sentence stating “[c]ompanies are required to have an MSCI ESG Research ESG Controversies Score of 1 or above to be eligible for inclusion in the Underlying Index” be revised to explain in practical terms its application. The Staff further requests that the Trust explain supplementally the type of companies that would not meet this requirement.

Response: An ESG Controversy Score is determined by MSCI ESG Research LLC (“MSCI ESG Research”) and ranges from 0 - 10. Each controversy case is assessed by MSCI Research as Very Severe (reserved for ‘worst of the worst’ cases), Severe, Moderate, or Minor. The Index excludes all companies that have faced “Very Severe” controversies with respect to ESG issues. These companies are assigned an ESG Controversy Score of 0 by MSCI ESG Research.

To arrive at an assessment, each case is analyzed by MSCI ESG Research along two dimensions: nature of impact and scale of impact. For controversies to be Very Severe they have to either (i) have a serious impact that is extremely widespread in scale, (ii) have a very serious impact that is extensive in scale, or (iii) have a very serious impact that is extremely widespread in scale.

On the nature of impact, examples of very serious impacts are those causing death or serious permanent injury, or habitat destruction. On the scale of impact, examples of the impact being extremely extensive are those affecting more than 1000 people, wildlife species globally, or a whole watershed or river system.

The Trust has replaced the referenced sentence with the following:

Companies involved in environmental, social, and governance controversies that are assessed by MSCI ESG Research as “very severe” are not eligible for inclusion in the Underlying Index. Additionally, the Underlying Index excludes companies involved in ongoing environmental controversies assessed by MSCI ESG Research as “severe” and structural (i.e., indicative of underlying problems in the company).

12.

Comment: Please discuss supplementally the data and analysis available to MSCI Research to determine a company’s ESG Rating that is used to identify companies that have demonstrated an ability to manage their ESG risks and opportunities and how often such data is updated.

Response: To assess companies’ exposure to and management of ESG risks and opportunities, MSCI ESG Research collects data from the following sources:

●	Macro data from academic, government, non-governmental organization (“NGO”) datasets (e.g., Transparency International, US EPA, World Bank);
●	Company disclosures (Form 10-K filings, sustainability reports, proxy reports, annual general meeting results, etc.); and
●	Government databases, 1600+ media, NGO, other stakeholder sources regarding specific companies.

Companies are monitored by MSCI ESG Research on a systematic and ongoing basis, including daily monitoring of controversies and governance events. New information is reflected in reports on a weekly basis and significant score changes trigger analyst review and re-rating. Companies receive an in-depth review at least annually.

13.	Comment: The Staff requests that disclosure be added regarding any material country or sector exposure associated with the Index.

Response: The Index is designed by the Index Provider to represent a well-diversified exposure. The Index has constraints to minimize significant country and sector exposure relative to the Parent Index on index rebalances. As of August 31, 2021, the Underlying Index has 55% exposure to U.S. companies whereas the Parent Index has 60% exposure to U.S. companies.

14.

Comment: Under the section titled “Charitable Contribution to UNCDF,” it states that “[t]he role of the UNCDF is similar to that of an advisory board in that it has no power to determine that any security or other investment shall be purchased or sold by the Fund.” Please explain supplementally what is meant by this sentence and confirm any connection between the UNCDF, the adviser and the Fund.

Response: In relation to the Fund, the UNCDF’s role is to identify and consider the general ESG related criteria for identifying those corporations whose behavior is consistent with the Fund’s desired corporate social outcomes. The UNCDF provides periodic input to the Adviser through in-person and telephonic meetings regarding the Fund’s ESG related criteria that Impact Shares, Corp., the Fund’s adviser, communicates to the index provider.

The Adviser intends to make charitable contributions to the United Nations Capital Development Fund (“UNCDF”) equal to the excess, if any, of the Adviser’s fees with respect to the Fund over the Adviser’s operating expenses and a reserve for working capital. The UNCDF, in its sole discretion, may use any portion of the Adviser’s charitable contributions made directly to the UNCDF to support its own programs or may make its own donations to identified charitable organizations that support the UNCDF’s mission. Impact Shares and UNCDF intend to seek both support and seed financing for the Fund from the “Global Investors for Sustainable Development” (“GISD”), a United Nations sponsored alliance of thirty global business leaders who have publicly committed to taking a leadership role in promoting sustainable development and reducing carbon emissions globally.

The Trust has replaced the referenced sentence with the following:

“The UNCDF has no power to determine that any security or other investment shall be purchased or sold by the Fund.”

15.	Comment: Under the section titled “MANAGEMENT OF THE FUND – Investment Adviser,” the Staff requests that disclosure be added regarding the investment adviser’s experience as an investment adviser.

Response: The Trust has added the following disclosure.

Impact Shares has managed ESG-related funds since July 2018 and as of October 1, 2021managed approximately $165 million in assets.

16.

Comment: Under the section titled “MANAGEMENT OF THE FUND – Investment Adviser,” it states “The Adviser intends to make charitable contributions to the UNCDF equal to the excess, if any, of the Adviser’s fees with respect to the Fund over the Adviser’s operating expenses and a reserve for working capital.” Please confirm that the Trust will disclose whether, and if so how much, money the Adviser donated annually in reports to shareholders and to the board. To the extent that the Adviser does not make a donation, or make a de minimis donation, please confirm that the Trust will include a brief explanation in its annual shareholder report. Lastly, the

Staff requests that the Staff revise this disclosure to state the total donations made as of a recent date.

Response: The Trust confirms that the amounts of any charitable donations by the Adviser with respect to the Fund will be reported to the Board. The Trust respectively declines to disclose amounts donated, if any in the Fund’s shareholder report and will add disclosure to the Fund’s prospectus stating that because the Fund is not yet operational, no amounts have been donated to the UNCDF.

17.	Comment: Please revise the disclosure to state which shareholder report the discussion regarding the Board’s approval of the Investment Advisory Agreement for the Fund will be available.

Response: The Trust will revise the disclosure to clarify that the discussion regarding the Board’s approval of the Fund’s investment advisory agreement will be in its initial shareholder report. The date and type of the shareholder report will depend upon the launch date for the Fund. The Trust notes that if the Board’s approval was not in the six month period covered by the report, no disclosure is necessary but nonetheless undertakes to include this disclosure in the Fund’s initial shareholder report.

18.

Comment: In the Statement of Additional Information under the section titled “Code of Ethics,” the Staff requests that the disclosure be revised to state whether the code of ethics permits personnel to invest in securities, including securities that may be purchased or held by the Fund.

Response: The Trust has revised the disclosure as marked below.

The Fund, the Adviser and the Fund’s principal underwriter, SEI Investments Distribution Co. (“SEI”) have each adopted codes of ethics pursuant to Rule 17j-1 of the 1940 Act that essentially prohibit certain of their personnel, including the Fund’s portfolio manager, from engaging in personal investments that compete or interfere with, or attempt to take advantage of a client’s, including the Fund’s, anticipated or actual portfolio transactions, and are designed to assure that the interests of clients, including Fund shareholders, are placed before the interests of personnel in connection with personal investment transactions. Under the codes of ethics of the Fund and the Adviser, personal trading in securities, including securities that may be purchased or held by the Fund, is permitted by such persons subject to certain restrictions; however, they are generally required to pre-clear most securities transactions with the appropriate compliance officer and to report all transactions on a regular basis.

*    *    *    *    *    *

We believe that this submission fully responds to your comments. Should you have any further questions or comments, please do not hesitate to contact me at (617) 854-2418.

Very truly yours,

/s/ Kathleen M. Nichols

Kathleen M. Nichols

cc:	Ethan Powell

Donald J. Guiney, Esq.

Brian McCabe, Esq.

EXHIBIT A

Sample Portfolio

MSCI ACWI Climate Pathway Select Index

As of September 30, 2021

As of Date	Security Short Name	Country Name	Isin Code	Security Ticker	Security Closing Weight

30-Sep-2021	MICROSOFT CORP	USA	US5949181045	MSFT UW Equity	5.22%
30-Sep-2021	ALPHABET A	USA	US02079K3059	GOOGL UW Equity	3.00%
30-Sep-2021	APPLE	USA	US0378331005	AAPL UW Equity	2.95%
30-Sep-2021	SCHNEIDER ELECTRIC	FRANCE	FR0000121972	SU FP Equity	2.19%
30-Sep-2021	ABB LTD	SWITZERLAND	CH0012221716	ABBN SE Equity	1.74%
30-Sep-2021	TESLA	USA	US88160R1014	TSLA UW Equity	1.71%
30-Sep-2021	ACCENTURE A	USA	IE00B4BNMY34	ACN UN Equity	1.65%
30-Sep-2021	ORACLE CORP	USA	US68389X1054	ORCL UN Equity	1.39%
30-Sep-2021	AXA	FRANCE	FR0000120628	CS FP Equity	1.27%
30-Sep-2021	VESTAS WIND SYSTEMS	DENMARK	DK0061539921	VWS DC Equity	1.21%
30-Sep-2021	JPMORGAN CHASE & CO	USA	US46625H1005	JPM UN Equity	1.16%
30-Sep-2021	S&P GLOBAL	USA	US78409V1044	SPGI UN Equity	1.15%
30-Sep-2021	MOODY’S CORP	USA	US6153691059	MCO UN Equity	1.10%
30-Sep-2021	IHS MARKIT	USA	BMG475671050	INFO UN Equity	1.09%
30-Sep-2021	ADOBE	USA	US00724F1012	ADBE UW Equity	1.08%
30-Sep-2021	SALESFORCE.COM	USA	US79466L3024	CRM UN Equity	1.07%
30-Sep-2021	CANADIAN IMPERIAL BANK	CANADA	CA1360691010	CM CT Equity	1.07%
30-Sep-2021	NVIDIA	USA	US67066G1040	NVDA UW Equity	1.05%
30-Sep-2021	SERVICENOW	USA	US81762P1021	NOW UN Equity	1.04%
30-Sep-2021	DASSAULT SYSTEMES	FRANCE	FR0014003TT8	DSY FP Equity	1.04%
30-Sep-2021	JOHNSON & JOHNSON	USA	US4781601046	JNJ UN Equity	0.95%
30-Sep-2021	MASTERCARD A	USA	US57636Q1040	MA UN Equity	0.93%
30-Sep-2021	ANALOG DEVICES	USA	US0326541051	ADI UW Equity	0.91%
30-Sep-2021	CBRE GROUP	USA	US12504L1098	CBRE UN Equity	0.91%
30-Sep-2021	PROLOGIS	USA	US74340W1036	PLD UN Equity	0.85%
30-Sep-2021	DELL TECHNOLOGIES C	USA	US24703L2025	DELL UN Equity	0.74%
30-Sep-2021	L’OREAL	FRANCE	FR0000120321	OR FP Equity	0.72%
30-Sep-2021	EDWARDS LIFESCIENCES	USA	US28176E1082	EW UN Equity	0.71%
30-Sep-2021	GOODMAN GROUP	AUSTRALIA	AU000000GMG2	GMG AT Equity	0.70%

30-Sep-2021	PAYPAL HOLDINGS	USA	US70450Y1038	PYPL UW Equity	0.70%
30-Sep-2021	CENTRAL JAPAN RAILWAY CO	JAPAN	JP3566800003	9022 JT Equity	0.69%
30-Sep-2021	AMERICAN EXPRESS	USA	US0258161092	AXP UN Equity	0.69%
30-Sep-2021	PROCTER & GAMBLE CO	USA	US7427181091	PG UN Equity	0.68%
30-Sep-2021	INTEL CORP	USA	US4581401001	INTC UW Equity	0.66%
30-Sep-2021	HOME DEPOT	USA	US4370761029	HD UN Equity	0.65%
30-Sep-2021	INTUIT	USA	US4612021034	INTU UW Equity	0.65%
30-Sep-2021	VERIZON COMMUNICATIONS	USA	US92343V1044	VZ UN Equity	0.64%
30-Sep-2021	CIGNA CORP	USA	US1255231003	CI UN Equity	0.62%
30-Sep-2021	LILLY (ELI) & COMPANY	USA	US5324571083	LLY UN Equity	0.62%
30-Sep-2021	NORTHERN TRUST CORP	USA	US6658591044	NTRS UW Equity	0.60%
30-Sep-2021	TENCENT HOLDINGS LI (CN)	CHINA	KYG875721634	700 HK Equity	0.57%
30-Sep-2021	VONOVIA	GERMANY	DE000A1ML7J1	VNA GY Equity	0.56%
30-Sep-2021	BLACKROCK A	USA	US09247X1019	BLK UN Equity	0.55%
30-Sep-2021	HEWLETT PACKARD ENT CO	USA	US42824C1099	HPE UN Equity	0.55%
30-Sep-2021	OMRON CORP	JAPAN	JP3197800000	6645 JT Equity	0.55%
30-Sep-2021	EQUINIX	USA	US29444U7000	EQIX UW Equity	0.54%
30-Sep-2021	NIBE INDUSTRIER B	SWEDEN	SE0015988019	NIBEB SS Equity	0.54%
30-Sep-2021	SEGRO	UNITED KINGDOM	GB00B5ZN1N88	SGRO LN Equity	0.53%
30-Sep-2021	SGS	SWITZERLAND	CH0002497458	SGSN SE Equity	0.53%
30-Sep-2021	DELTA ELECTRONICS	TAIWAN	TW0002308004	2308 TT Equity	0.53%
30-Sep-2021	THOMSON REUTERS CORP	CANADA	CA8849037095	TRI CT Equity	0.52%
30-Sep-2021	3I GROUP	UNITED KINGDOM	GB00B1YW4409	III LN Equity	0.50%
30-Sep-2021	LONDON STOCK EXCHANGE	UNITED KINGDOM	GB00B0SWJX34	LSEG LN Equity	0.50%
30-Sep-2021	AUTODESK	USA	US0527691069	ADSK UW Equity	0.49%
30-Sep-2021	INDITEX	SPAIN	ES0148396007	ITX SQ Equity	0.49%
30-Sep-2021	TRANSURBAN GROUP	AUSTRALIA	AU000000TCL6	TCL AT Equity	0.49%
30-Sep-2021	SONY GROUP CORP	JAPAN	JP3435000009	6758 JT Equity	0.48%
30-Sep-2021	BEST BUY CO	USA	US0865161014	BBY UN Equity	0.48%
30-Sep-2021	KINGSPAN GROUP	IRELAND	IE0004927939	KSP ID Equity	0.46%
30-Sep-2021	SWISSCOM	SWITZERLAND	CH0008742519	SCMN SE Equity	0.44%
30-Sep-2021	FIRSTRAND	SOUTH AFRICA	ZAE000066304	FSR SJ Equity	0.43%
30-Sep-2021	NOVOZYMES B	DENMARK	DK0060336014	NZYMB DC Equity	0.43%
30-Sep-2021	BYD CO H	CHINA	CNE100000296	1211 HK Equity	0.43%
30-Sep-2021	UNITEDHEALTH GROUP	USA	US91324P1021	UNH UN Equity	0.41%
30-Sep-2021	WSP GLOBAL	CANADA	CA92938W2022	WSP CT Equity	0.41%
30-Sep-2021	HEALTHPEAK PROPERTIES	USA	US42250P1030	PEAK UN Equity	0.40%
30-Sep-2021	GILEAD SCIENCES	USA	US3755581036	GILD UW Equity	0.40%
30-Sep-2021	ASTRAZENECA	UNITED KINGDOM	GB0009895292	AZN LN Equity	0.40%
30-Sep-2021	NN GROUP	NETHERLANDS	NL0010773842	NN NA Equity	0.39%
30-Sep-2021	COLGATE-PALMOLIVE	USA	US1941621039	CL UN Equity	0.39%
30-Sep-2021	BOSTON PROPERTIES	USA	US1011211018	BXP UN Equity	0.38%
30-Sep-2021	CVS HEALTH	USA	US1266501006	CVS UN Equity	0.38%

30-Sep-2021	NOVO NORDISK B	DENMARK	DK0060534915	NOVOB DC Equity	0.38%
30-Sep-2021	CITRIX SYSTEMS	USA	US1773761002	CTXS UW Equity	0.38%
30-Sep-2021	FERGUSON	UNITED KINGDOM	JE00BJVNSS43	FERG LN Equity	0.38%
30-Sep-2021	AIA GROUP	HONG KONG	HK0000069689	1299 HK Equity	0.38%
30-Sep-2021	VMWARE A	USA	US9285634021	VMW UN Equity	0.37%
30-Sep-2021	MARSH & MCLENNAN COS	USA	US5717481023	MMC UN Equity	0.37%
30-Sep-2021	TARGET CORP	USA	US87612E1064	TGT UN Equity	0.37%
30-Sep-2021	ANTHEM	USA	US0367521038	ANTM UN Equity	0.35%
30-Sep-2021	PNC FINL SERVICES GROUP	USA	US6934751057	PNC UN Equity	0.35%
30-Sep-2021	ALIBABA GRP HLDG (HK)	CHINA	KYG017191142	9988 HK Equity	0.34%
30-Sep-2021	CONTEMPORARY AMP A(HK-C)	CHINA	CNE100003662	300750 C2 Equity	0.34%
30-Sep-2021	AMGEN	USA	US0311621009	AMGN UW Equity	0.33%
30-Sep-2021	FUJITSU	JAPAN	JP3818000006	6702 JT Equity	0.32%
30-Sep-2021	ALSTOM	FRANCE	FR0010220475	ALO FP Equity	0.32%
30-Sep-2021	KONINKLIJKE KPN	NETHERLANDS	NL0000009082	KPN NA Equity	0.31%
30-Sep-2021	HUMANA	USA	US4448591028	HUM UN Equity	0.31%
30-Sep-2021	SINGAPORE TELECOM	SINGAPORE	SG1T75931496	ST SP Equity	0.31%
30-Sep-2021	ALLIANZ	GERMANY	DE0008404005	ALV GY Equity	0.31%
30-Sep-2021	TELIA CO	SWEDEN	SE0000667925	TELIA SS Equity	0.31%
30-Sep-2021	IRON MOUNTAIN	USA	US46284V1017	IRM UN Equity	0.30%
30-Sep-2021	LEGRAND	FRANCE	FR0010307819	LR FP Equity	0.30%
30-Sep-2021	TERNA	ITALY	IT0003242622	TRN IM Equity	0.30%
30-Sep-2021	XINYI SOLAR HLDGS (CN)	CHINA	KYG9829N1025	968 HK Equity	0.30%
30-Sep-2021	DNB BANK	NORWAY	NO0010161896	DNB NO Equity	0.30%
30-Sep-2021	WIPRO	INDIA	INE075A01022	WPRO IS Equity	0.29%
30-Sep-2021	KINGFISHER	UNITED KINGDOM	GB0033195214	KGF LN Equity	0.29%
30-Sep-2021	TELUS CORP VTG	CANADA	CA87971M1032	T CT Equity	0.28%
30-Sep-2021	ALPHABET C	USA	US02079K1079	GOOG UW Equity	0.28%
30-Sep-2021	BOC HONG KONG HOLDINGS	HONG KONG	HK2388011192	2388 HK Equity	0.28%
30-Sep-2021	BT GROUP	UNITED KINGDOM	GB0030913577	BT/A LN Equity	0.27%
30-Sep-2021	PRUDENTIAL FINANCIAL	USA	US7443201022	PRU UN Equity	0.27%
30-Sep-2021	ILLUMINA	USA	US4523271090	ILMN UW Equity	0.27%
30-Sep-2021	MORGAN STANLEY	USA	US6174464486	MS UN Equity	0.27%
30-Sep-2021	COCA COLA (THE)	USA	US1912161007	KO UN Equity	0.27%
30-Sep-2021	PRICE (T. ROWE) GROUP	USA	US74144T1088	TROW UW Equity	0.27%
30-Sep-2021	ABBVIE	USA	US00287Y1091	ABBV UN Equity	0.27%
30-Sep-2021	ELISA A	FINLAND	FI0009007884	ELISA FH Equity	0.26%
30-Sep-2021	RED ELECTRICA CORP	SPAIN	ES0173093024	REE SQ Equity	0.26%
30-Sep-2021	NIKE B	USA	US6541061031	NKE UN Equity	0.26%
30-Sep-2021	BANK NEW YORK MELLON	USA	US0640581007	BK UN Equity	0.25%
30-Sep-2021	SWEDBANK	SWEDEN	SE0000242455	SWEDA SS Equity	0.25%
30-Sep-2021	MTR CORP	HONG KONG	HK0066009694	66 HK Equity	0.25%
30-Sep-2021	ORIENTAL LAND CO	JAPAN	JP3198900007	4661 JT Equity	0.25%

30-Sep-2021	WEST JAPAN RAILWAY CO	JAPAN	JP3659000008	9021 JT Equity	0.25%
30-Sep-2021	INTESA SANPAOLO	ITALY	IT0000072618	ISP IM Equity	0.24%
30-Sep-2021	TRAVELERS COS (THE)	USA	US89417E1091	TRV UN Equity	0.24%
30-Sep-2021	XPENG A ADR	CHINA	US98422D1054	XPEV UN Equity	0.24%
30-Sep-2021	BANK NOVA SCOTIA	CANADA	CA0641491075	BNS CT Equity	0.24%
30-Sep-2021	NEW INFORMA	UNITED KINGDOM	GB00BMJ6DW54	INF LN Equity	0.24%
30-Sep-2021	KINGDEE INTL SOFTWARE	CHINA	KYG525681477	268 HK Equity	0.24%
30-Sep-2021	SOLAREDGE TECHNOLOGIES	USA	US83417M1045	SEDG UW Equity	0.23%
30-Sep-2021	INVESCO LTD	USA	BMG491BT1088	IVZ UN Equity	0.23%
30-Sep-2021	HYDRO ONE	CANADA	CA4488112083	H CT Equity	0.23%
30-Sep-2021	DAIWA HOUSE INDUSTRY	JAPAN	JP3505000004	1925 JT Equity	0.23%
30-Sep-2021	MERCK & CO	USA	US58933Y1055	MRK UN Equity	0.23%
30-Sep-2021	GLAXOSMITHKLINE	UNITED KINGDOM	GB0009252882	GSK LN Equity	0.23%
30-Sep-2021	SUNRUN	USA	US86771W1053	RUN UW Equity	0.23%
30-Sep-2021	SUN LIFE FINANCIAL	CANADA	CA8667961053	SLF CT Equity	0.22%
30-Sep-2021	SVB FINANCIAL GROUP	USA	US78486Q1013	SIVB UW Equity	0.22%
30-Sep-2021	CHINA CONCH VENTURE	CHINA	KYG2116J1085	586 HK Equity	0.22%
30-Sep-2021	TOKYU CORP	JAPAN	JP3574200006	9005 JT Equity	0.22%
30-Sep-2021	TELE2 B	SWEDEN	SE0005190238	TEL2B SS Equity	0.22%
30-Sep-2021	BANK MONTREAL	CANADA	CA0636711016	BMO CT Equity	0.22%
30-Sep-2021	HONGKONG EXCH & CLEARING	HONG KONG	HK0388045442	388 HK Equity	0.22%
30-Sep-2021	PEARSON	UNITED KINGDOM	GB0006776081	PSON LN Equity	0.22%
30-Sep-2021	DEXUS	AUSTRALIA	AU000000DXS1	DXS AT Equity	0.21%
30-Sep-2021	ASTELLAS PHARMA	JAPAN	JP3942400007	4503 JT Equity	0.21%
30-Sep-2021	DEUTSCHE BANK	GERMANY	DE0005140008	DBK GY Equity	0.21%
30-Sep-2021	DAVITA HEALTHCARE PARTNR	USA	US23918K1088	DVA UN Equity	0.21%
30-Sep-2021	GETLINK	FRANCE	FR0010533075	GET FP Equity	0.21%
30-Sep-2021	ORANGE	FRANCE	FR0000133308	ORA FP Equity	0.21%
30-Sep-2021	ODAKYU ELECTRIC RAILWAY	JAPAN	JP3196000008	9007 JT Equity	0.20%
30-Sep-2021	DISNEY (WALT)	USA	US2546871060	DIS UN Equity	0.20%
30-Sep-2021	TRANE TECHNOLOGIES	USA	IE00BK9ZQ967	TT UN Equity	0.20%
30-Sep-2021	STATE STREET CORP	USA	US8574771031	STT UN Equity	0.20%
30-Sep-2021	CAPITALAND INTEGRATED	SINGAPORE	SG1M51904654	CICT SP Equity	0.20%
30-Sep-2021	KEYCORP	USA	US4932671088	KEY UN Equity	0.19%
30-Sep-2021	MCDONALD’S CORP	USA	US5801351017	MCD UN Equity	0.19%
30-Sep-2021	AT&T	USA	US00206R1023	T UN Equity	0.19%
30-Sep-2021	KION GROUP	GERMANY	DE000KGX8881	KGX GY Equity	0.19%
30-Sep-2021	HOTAI MOTOR COMPANY	TAIWAN	TW0002207008	2207 TT Equity	0.19%
30-Sep-2021	VF CORP	USA	US9182041080	VFC UN Equity	0.19%
30-Sep-2021	HANG SENG BANK	HONG KONG	HK0011000095	11 HK Equity	0.19%
30-Sep-2021	GECINA	FRANCE	FR0010040865	GFC FP Equity	0.18%
30-Sep-2021	BECTON DICKINSON	USA	US0758871091	BDX UN Equity	0.18%
30-Sep-2021	TIS	JAPAN	JP3104890003	3626 JT Equity	0.18%

30-Sep-2021	ENPHASE ENERGY	USA	US29355A1079	ENPH UQ Equity	0.18%
30-Sep-2021	PUBLICIS GROUPE	FRANCE	FR0000130577	PUB FP Equity	0.18%
30-Sep-2021	ADANI GREEN ENERGY	INDIA	INE364U01010	ADANIGR IS Equity	0.18%
30-Sep-2021	CITIGROUP	USA	US1729674242	C UN Equity	0.18%
30-Sep-2021	UNIBAIL-RODAMCO-WE	FRANCE	FR0013326246	URW NA Equity	0.18%
30-Sep-2021	INTACT FINANCIAL	CANADA	CA45823T1066	IFC CT Equity	0.18%
30-Sep-2021	ETSY	USA	US29786A1060	ETSY UW Equity	0.18%
30-Sep-2021	BRITISH LAND CO	UNITED KINGDOM	GB0001367019	BLND LN Equity	0.18%
30-Sep-2021	TAIWAN MOBILE	TAIWAN	TW0003045001	3045 TT Equity	0.17%
30-Sep-2021	NOMURA RESEARCH INST	JAPAN	JP3762800005	4307 JT Equity	0.17%
30-Sep-2021	REGIONS FINANCIAL (NEW)	USA	US7591EP1005	RF UN Equity	0.17%
30-Sep-2021	HENNES & MAURITZ B	SWEDEN	SE0000106270	HMB SS Equity	0.17%
30-Sep-2021	KDDI	JAPAN	JP3496400007	9433 JT Equity	0.17%
30-Sep-2021	EXPEDITORS INTL OF WASH	USA	US3021301094	EXPD UW Equity	0.17%
30-Sep-2021	BIOGEN	USA	US09062X1037	BIIB UW Equity	0.17%
30-Sep-2021	FUBON FINANCIAL HOLDING	TAIWAN	TW0002881000	2881 TT Equity	0.17%
30-Sep-2021	CARREFOUR	FRANCE	FR0000120172	CA FP Equity	0.16%
30-Sep-2021	WHEATON PRECIOUS METALS	CANADA	CA9628791027	WPM CT Equity	0.16%
30-Sep-2021	KEYSIGHT TECHNOLOGIES	USA	US49338L1035	KEYS UN Equity	0.16%
30-Sep-2021	AEON CO	JAPAN	JP3388200002	8267 JT Equity	0.16%
30-Sep-2021	AZBIL CORP	JAPAN	JP3937200008	6845 JT Equity	0.16%
30-Sep-2021	ATOS	FRANCE	FR0000051732	ATO FP Equity	0.16%
30-Sep-2021	SIMON PROPERTY GROUP	USA	US8288061091	SPG UN Equity	0.16%
30-Sep-2021	LLOYDS BANKING GROUP	UNITED KINGDOM	GB0008706128	LLOY LN Equity	0.15%
30-Sep-2021	ROBERT HALF INTL	USA	US7703231032	RHI UN Equity	0.15%
30-Sep-2021	GDS HOLDINGS A ADR	CHINA	US36165L1089	GDS UQ Equity	0.15%
30-Sep-2021	TORONTO-DOMINION BANK	CANADA	CA8911605092	TD CT Equity	0.15%
30-Sep-2021	BBVA	SPAIN	ES0113211835	BBVA SQ Equity	0.15%
30-Sep-2021	TELENOR	NORWAY	NO0010063308	TEL NO Equity	0.15%
30-Sep-2021	LOJAS RENNER ON	BRAZIL	BRLRENACNOR1	LREN3 BS Equity	0.15%
30-Sep-2021	ZOETIS A	USA	US98978V1035	ZTS UN Equity	0.15%
30-Sep-2021	VODAFONE GROUP	UNITED KINGDOM	GB00BH4HKS39	VOD LN Equity	0.15%
30-Sep-2021	BANK OF AMERICA CORP	USA	US0605051046	BAC UN Equity	0.15%
30-Sep-2021	CREDIT SUISSE	SWITZERLAND	CH0012138530	CSGN SE Equity	0.15%
30-Sep-2021	WEG ON	BRAZIL	BRWEGEACNOR0	WEGE3 BS Equity	0.14%
30-Sep-2021	KINTETSU GROUP HOLDINGS	JAPAN	JP3260800002	9041 JT Equity	0.14%
30-Sep-2021	BEIERSDORF	GERMANY	DE0005200000	BEI GY Equity	0.14%
30-Sep-2021	CAPGEMINI	FRANCE	FR0000125338	CAP FP Equity	0.14%
30-Sep-2021	IDEXX LABORATORIES	USA	US45168D1046	IDXX UW Equity	0.14%
30-Sep-2021	BRAMBLES	AUSTRALIA	AU000000BXB1	BXB AT Equity	0.14%
30-Sep-2021	SEKISUI HOUSE	JAPAN	JP3420600003	1928 JT Equity	0.14%
30-Sep-2021	ICA GRUPPEN	SWEDEN	SE0000652216	ICA SS Equity	0.14%
30-Sep-2021	DBS GROUP HOLDINGS	SINGAPORE	SG1L01001701	DBS SP Equity	0.14%

30-Sep-2021	MERCADOLIBRE	USA	US58733R1023	MELI UW Equity	0.14%
30-Sep-2021	TATA CONSULTANCY	INDIA	INE467B01029	TCS IS Equity	0.14%
30-Sep-2021	HANWHA SOLUTIONS	KOREA	KR7009830001	009830 KP Equity	0.14%
30-Sep-2021	CAPITALAND INVESTMENT	SINGAPORE	SGXE62145532	CLI SP Equity	0.13%
30-Sep-2021	SWISS RE	SWITZERLAND	CH0126881561	SREN SE Equity	0.13%
30-Sep-2021	TAKEDA PHARMACEUTICAL	JAPAN	JP3463000004	4502 JT Equity	0.13%
30-Sep-2021	CHUGAI PHARMACEUTICAL CO	JAPAN	JP3519400000	4519 JT Equity	0.13%
30-Sep-2021	ESTEE LAUDER COS A	USA	US5184391044	EL UN Equity	0.13%
30-Sep-2021	NOVARTIS	SWITZERLAND	CH0012005267	NOVN SE Equity	0.13%
30-Sep-2021	COVIVIO	FRANCE	FR0000064578	COV FP Equity	0.13%
30-Sep-2021	MERIDIAN ENERGY	NEW ZEALAND	NZMELE0002S7	MEL NZ Equity	0.13%
30-Sep-2021	PUMA	GERMANY	DE0006969603	PUM GY Equity	0.13%
30-Sep-2021	KEISEI ELECTRIC RAILWAY	JAPAN	JP3278600006	9009 JT Equity	0.13%
30-Sep-2021	LAND SECURITIES GROUP	UNITED KINGDOM	GB00BYW0PQ60	LAND LN Equity	0.13%
30-Sep-2021	UCB (GROUPE)	BELGIUM	BE0003739530	UCB BB Equity	0.13%
30-Sep-2021	TAISHIN FINANCIAL HLDG	TAIWAN	TW0002887007	2887 TT Equity	0.13%
30-Sep-2021	BRISTOL-MYERS SQUIBB CO	USA	US1101221083	BMY UN Equity	0.13%
30-Sep-2021	CATHAY FINANCIAL HOLDING	TAIWAN	TW0002882008	2882 TT Equity	0.13%
30-Sep-2021	OLD MUTUAL (NEW)	SOUTH AFRICA	ZAE000255360	OMU SJ Equity	0.12%
30-Sep-2021	AGILENT TECHNOLOGIES	USA	US00846U1016	A UN Equity	0.12%
30-Sep-2021	WATERS CORP	USA	US9418481035	WAT UN Equity	0.12%
30-Sep-2021	LONGI GREEN ENER A(HK-C)	CHINA	CNE100001FR6	601012 C1 Equity	0.12%
30-Sep-2021	LULULEMON ATHLETICA	USA	US5500211090	LULU UW Equity	0.12%
30-Sep-2021	KBC GROUPE	BELGIUM	BE0003565737	KBC BB Equity	0.12%
30-Sep-2021	ANZ BANKING GROUP	AUSTRALIA	AU000000ANZ3	ANZ AT Equity	0.12%
30-Sep-2021	DAIICHI SANKYO CO	JAPAN	JP3475350009	4568 JT Equity	0.12%
30-Sep-2021	ZURICH INSURANCE GROUP	SWITZERLAND	CH0011075394	ZURN SE Equity	0.12%
30-Sep-2021	NOKIA CORP	FINLAND	FI0009000681	NOKIA FH Equity	0.12%
30-Sep-2021	SEEK	AUSTRALIA	AU000000SEK6	SEK AT Equity	0.12%
30-Sep-2021	MEITUAN B	CHINA	KYG596691041	3690 HK Equity	0.12%
30-Sep-2021	SHINHAN FINANCIAL GROUP	KOREA	KR7055550008	055550 KP Equity	0.11%
30-Sep-2021	PUBLIC BANK	MALAYSIA	MYL1295OO004	PBK MK Equity	0.11%
30-Sep-2021	ADIDAS	GERMANY	DE000A1EWWW0	ADS GY Equity	0.11%
30-Sep-2021	ONO PHARMACEUTICAL CO	JAPAN	JP3197600004	4528 JT Equity	0.11%
30-Sep-2021	NEC CORP	JAPAN	JP3733000008	6701 JT Equity	0.11%
30-Sep-2021	EISAI CO	JAPAN	JP3160400002	4523 JT Equity	0.11%
30-Sep-2021	VENTAS	USA	US92276F1003	VTR UN Equity	0.11%
30-Sep-2021	ELIA GROUP	BELGIUM	BE0003822393	ELI BB Equity	0.11%
30-Sep-2021	GRAINGER (WW)	USA	US3848021040	GWW UN Equity	0.11%
30-Sep-2021	BANK CENTRAL ASIA	INDONESIA	ID1000109507	BBCA IJ Equity	0.11%
30-Sep-2021	LOWE’S COS	USA	US5486611073	LOW UN Equity	0.11%
30-Sep-2021	SAMSUNG SDI CO	KOREA	KR7006400006	006400 KP Equity	0.11%
30-Sep-2021	ROYAL BANK OF CANADA	CANADA	CA7800871021	RY CT Equity	0.11%

30-Sep-2021	QUEST DIAGNOSTICS	USA	US74834L1008	DGX UN Equity	0.11%
30-Sep-2021	SHIMIZU CORP	JAPAN	JP3358800005	1803 JT Equity	0.11%
30-Sep-2021	EDENRED	FRANCE	FR0010908533	EDEN FP Equity	0.10%
30-Sep-2021	ALLSTATE CORP	USA	US0200021014	ALL UN Equity	0.10%
30-Sep-2021	INSURANCE AUSTRALIA GRP	AUSTRALIA	AU000000IAG3	IAG AT Equity	0.10%
30-Sep-2021	NIO A ADR	CHINA	US62914V1061	NIO UN Equity	0.10%
30-Sep-2021	FIRST FINANCIAL HLDG CO	TAIWAN	TW0002892007	2892 TT Equity	0.10%
30-Sep-2021	TELEFONICA	SPAIN	ES0178430E18	TEF SQ Equity	0.10%
30-Sep-2021	MITSUI FUDOSAN CO	JAPAN	JP3893200000	8801 JT Equity	0.10%
30-Sep-2021	BURBERRY GROUP	UNITED KINGDOM	GB0031743007	BRBY LN Equity	0.10%
30-Sep-2021	DEUTSCHE BOERSE	GERMANY	DE0005810055	DB1 GY Equity	0.10%
30-Sep-2021	SBI HOLDINGS	JAPAN	JP3436120004	8473 JT Equity	0.10%
30-Sep-2021	VISA A	USA	US92826C8394	V UN Equity	0.10%
30-Sep-2021	KELLOGG CO	USA	US4878361082	K UN Equity	0.10%
30-Sep-2021	ZALANDO	GERMANY	DE000ZAL1111	ZAL GY Equity	0.09%
30-Sep-2021	CME GROUP	USA	US12572Q1058	CME UW Equity	0.09%
30-Sep-2021	GENERAL MILLS	USA	US3703341046	GIS UN Equity	0.09%
30-Sep-2021	FAR EASTONE TELECOM. CO	TAIWAN	TW0004904008	4904 TT Equity	0.09%
30-Sep-2021	ROGERS COMMUNICATIONS B	CANADA	CA7751092007	RCI/B CT Equity	0.09%
30-Sep-2021	SWIRE PROPERTIES	HONG KONG	HK0000063609	1972 HK Equity	0.09%
30-Sep-2021	KLEPIERRE	FRANCE	FR0000121964	LI FP Equity	0.09%
30-Sep-2021	ERICSSON (LM) B	SWEDEN	SE0000108656	ERICB SS Equity	0.09%
30-Sep-2021	VERTEX PHARMACEUTICALS	USA	US92532F1003	VRTX UW Equity	0.09%
30-Sep-2021	BANCO BRADESCO PN	BRAZIL	BRBBDCACNPR8	BBDC4 BS Equity	0.08%
30-Sep-2021	PLUG POWER	USA	US72919P2020	PLUG UR Equity	0.08%
30-Sep-2021	BANCO BRASIL ON	BRAZIL	BRBBASACNOR3	BBAS3 BS Equity	0.08%
30-Sep-2021	BERKELEY GRP HLDGS	UNITED KINGDOM	GB00BLJNXL82	BKG LN Equity	0.08%
30-Sep-2021	WORLDLINE	FRANCE	FR0011981968	WLN FP Equity	0.08%
30-Sep-2021	B3	BRAZIL	BRB3SAACNOR6	B3SA3 BS Equity	0.07%
30-Sep-2021	TRANSURBAN GROUP CASH	AUSTRALIA			0.05%
30-Sep-2021	TRANSURBAN GROUP RIGHT	AUSTRALIA			0.00%